Canaccord Genuity LLC
Consolidated Statement of Changes in Subordinated Borrowings

Year Ended March 31, 2021

Subordinated borrowings at March 31, 2020	$ 27,000,000
Issuance of subordinated notes	-
Payment of subordinated notes	-
Subordinated borrowings at March 31, 2021	$ 27,000,000

See accompanying notes.